Law Department
The Lincoln National Life Insurance Company
1300 South Clinton Street
Fort Wayne, IN 46802

Scott C. Durocher
Counsel
Phone: 860-466-1222
Scott.Durocher@LFG.com

VIA EDGAR & FedEx

February 10, 2012

William J. Kotapish, Esq.
Assistant Director
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-4644

Re:      The Lincoln National Life Insurance Company
Lincoln Life & Annuity Company of New York
Request Pursuant to Rule 485(b)(1)(vii)
File No. 333-172328
Prospectus Template and Replicate Filings

Dear Mr. Kotapish:

In accordance with Rule 485(b)(1)(vii) under the Securities Act of 1933, as amended (the “1933 Act”), The Lincoln National Life Insurance Company (“LNL”) and Lincoln Life & Annuity Company of New York (“LNY”, and together with LNL, the “Companies”) respectfully request the approval of the Commission to file certain post-effective amendments to registration statements on Form N-4 for variable annuity contracts issued through separate accounts of the Companies (the “Replicate Filings”) under paragraph (b) of Rule 485.

LNL filed, on February 10, 2012, under Rule 485(a)(1) of the 1933 Act, the following “template” or model variable annuity filing as described below:

•	Lincoln Life Variable Annuity Account N, File No. 333-172328 (the “Template Filing”).

In connection with this request, the Companies confirm that:

•
The disclosure changes in the Template Filing are substantially identical to disclosure changes that will be made in the Replicate Filing; the Replicate Filing will be sufficiently identical to the Template Filing to make this request under Rule 485(b)(1)(vii) appropriate.

•	Because the Replicate Filing is substantially identical to the Template Filing, the Companies will be able to revise the Replicate Filing effectively to reflect Staff comments on the Template Filing.

•	The Replicate Filing will effectively incorporate changes made to the disclosure included in the Template Filing in response to any Staff comments thereon.

•	The Replicate Filing will not include changes that would otherwise render it ineligible for filing under Rule 485(b).

Disclosure Changes

The Template Filing introduces 4LATER® Advantage Protected Funds, an optional rider that may be purchased for an additional charge which guarantees a minimum payout floor (a Guaranteed Income Benefit) in the future for i4LIFE® Advantage regular income payments. 4LATER® Advantage Protected Funds provides an initial Income Base that is guaranteed to increase at a specified percentage over the accumulation period of the annuity.  If this rider is elected, 100% of contract value must be allocated among specified subaccounts.

There are no differences between the Template Filing and the Replicate Filing in relation to the 4LATER® Advantage Protected Funds rider.

LNY proposes to add the above disclosure to the next amendment to the following Replicate Filing:

Lincoln New York Account N for Variable Annuities
•	File No. 333-175691

*      *      *

We understand that the Staff will respond orally to this request.  Please direct your reply to the undersigned at (860) 466-1222.  Thank you for your assistance with and attention to this matter.

Sincerely,
Scott C. Durocher
Counsel

cc:    Alberto Zapata, Esq.